Nomura ETF Trust II
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

June 3, 2026

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nomura ETF Trust II (the “Registrant”) Registration Statement on Form N-14 File No. 333-296204

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-296204) relating to the proposed reorganizations of Nomura Strategic Income Fund, a series of Delaware Group Government Fund, into Nomura Strategic Income ETF, a series of the Registrant and Nomura Smid Cap Core Fund, a series of Ivy Funds, into Nomura Small and Mid Cap ETF, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 26, 2026 (Accession No. 0002071844-26-000593).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on this 3rd  day of June, 2026.

Please direct questions or comments relating to this filing to Taylor Brody at (215) 564-8071, or in her absence, to Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours, /s/ Emilia P. Wang Emilia P. Wang Senior Vice President